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                          STEPHEN A. ZRENDA, JR., P.C.
                         ATTORNEYS AND COUNSELORS AT LAW
                              5700 NW 132nd STREET
                          OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.                              Perry R. Tirrell, Esq.
Kenneth M. Stoner, Esq.                              Lea Bailey, Legal Assistant


                            Telephone (405) 721-7300
                               Fax (405) 721-7310
                               eFax (915) 975-8003



                                  June 11, 2007


Mr. Joe Cascarano, Staff Accountant
Mr. Robert Littlepage, Accountant Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re: COMMENT LETTER OF MAY 11, 2007, TELECONNECT INC., FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006.

Dear Mr. Cascarano:

         Per our telephone conversation last Friday, June 8, 2007, Teleconnect Inc. requests an extension of time to respond to the above described comment letter until Monday, June 18, 2007. Teleconnect Inc.'s auditor at Murrell, Hall, McIntosh & Co., PLLP is currently out of the United States and is not scheduled to return until late this week. The issues raised in the comment letter may best be addressed by Teleconnect Inc.'s auditor, thus it is necessary to extend the time in which Teleconnect Inc. may answer. Thank you and please feel free to contact me with any questions.



                                         Very truly yours,

                                         STEPHEN A. ZRENDA, JR., P.C.

                                         /s/ Stephen A. Zrenda, Jr.

                                         Stephen A. Zrenda, Jr.




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